Exhibit 99.1

Evogene to Establish Validation Capabilities for Soybean Cyst Nematodes

-Validation activities to initially focus on soybean cyst nematode resistance under amended collaboration with Syngenta -

Rehovot, Israel – August 17, 2015 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food and feed industries, announced today that it intends to establish transformational and validation capabilities for biotechnology soybean.  Activities will initially focus on soybean cyst nematode resistance with certain knowhow to be obtained from Syngenta pursuant to a recently signed amendment to the collaboration agreement targeting soybean cyst nematodes initially signed by the two companies in 2009, and extended in 2013.

To date, under Evogene’s multiple collaboration agreements with leading seed companies worldwide, Evogene has utilized its unique predictive discovery infrastructure and model plant validation systems, to undertake all of the first stage discovery responsibilities.  The resulting candidate genes are then provided to its partners for transformation and validation in the target crop (such as soybean and corn), allowing further development under milestone and royalty bearing licenses from Evogene.

Under the amendment, validation activities for the candidate genes, which have already been discovered by Evogene under the nematode collaboration, will now be undertaken by Evogene, at its expense and under Syngenta’s guidance, with enhanced commercial terms for Evogene. Moving into the area of gene transformation and validation in soybean represents an important capability for Evogene, in addition to its existing discovery capabilities, with respect to both its internal research efforts and future collaboration arrangements.

Ofer Haviv, Evogene’s President and CEO commented: “Since the existing candidate genes already discovered by us in this collaboration have demonstrated positive indications for resistance to soybean cyst nematode in early testing, we are very enthusiastic about moving forward under these revised conditions.”

“In addition, having soybean transformation capabilities in house is expected to enable Evogene to take on further activities in the product development value chain for this key crop and provide the potential to enter into later stage collaborations," added Mr. Haviv.

Michiel van Lookeren Campagne, Syngenta’s Head of Biology Research, noted: “After more than five years of a fruitful partnership with Evogene in the soybean cyst nematode space, we are thrilled to push this collaboration to the next level and help Evogene deploy new capabilities that will positively impact the outcome of our program.”

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food and feed industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: (+972)-54-228-8039
karen.mazor@evogene.com